

November 23, 2016

Via E-Mail

Jane Ross, Esq.
Weil, Gotshal & Manges LLP
201 Redwood Shores Parkway
Redwood Shores, CA 94065

>   **Re: Tubemogul, Inc.**
>   **Schedule TO-T filed November 18, 2016 by Tiger Acquisition Corp. and**
>   **Adobe Systems Incorporated**
>   **SEC File No. 005-88262**

Dear Ms. Ross:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Source and Amount of Funds, page 13

1.   We note in the Summary Term Sheet that you intend to use borrowings under your credit facility, but such source of funds is not referenced in this section. If you intend to use borrowings to pay for tendered shares, provide the disclosure required by Item 1007(d) of Regulation M-A. Alternatively, revise your disclosure to make it consistent throughout your offer document.

Other Agreements – Tender and Support Agreements, page 35

2.   We note that the tender and support agreements provide that the security holders may not withdraw any tendered securities unless the offer has been terminated or

the merger agreement has been terminated. Please provide us with your analysis of how this clause complies with section 29(a) and (b) of the Securities Exchange Act of 1934.

We remind you that the bidders are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions